EXHIBIT 2.1

                            SHARE PURCHASE AGREEMENT

DATE 31 MAY 2000

CONTRACT PARTIES

1.       Tor Fjeringby
         Bjorn Isaksen
         Terje Jorgensen
         Jack Jacobsen
         Bjorn Mollerod
         Knut Loken
         Espen Jorgensen
         Thorbjorn Vestby

         ("the Shareholders")

and

2. JOTEC AESP AS org.nr 940 211 700, Karihaugvn. 102, Postboks 50, Ellingsrudasen 1006, Oslo

         ("the Buyer")

have today agreed upon the following

                                    CONTRACT:

1.       INTRODUCTION

JOTEC AESP AS wishes to take over, and The Shareholders wish to sell, each and all of the shares in Lanse AS, under the conditions stipulated in this contract.

Articles of Incorporation and Certificate of Registration for Lanse AS are attached as ANNEX 1 to this agreement.

The parties enter into this contract under the following conditions

         1. The agreement is approved by the Buyer's Board of Directors and lenders.

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         2.       The agreement is duly approved by the necessary public
                  authorities, including the US Securities and Exchange Commission.

In light of the above stipulated terms, the parties have agreed upon the following:

2.       THE SHARES

The Shareholders are obligated to sell each and all of their shares in Lanse AS (1.500 shares a NOK 100), subject to the stipulations as set forth in this contract. The Shareholders warrant that they have full and unencumbered proprietary interest in all of the issued shares. The shares are neither pledged nor in any other way encumbered towards own creditors or third parties' creditors. The shares are not encumbered in any other way. The transfer of the shares shall include the transfer of all existing rights pertaining to the shares, including the right to all forms of dividend for the current financial year.

3.       WAIVER OF RIGHT OF FIRST REFUSAL

The Shareholders shall refrain from exercising their right of first refusal in connection with the transfer of shares. The above mentioned waiver shall apply regardless of whether the right is based on statutory law, Articles of Incorporation, Shareholders Agreements or on any other grounds.

4.       TAKEOVER DATE

4.1 For the purpose of this agreement, the take-over date shall be no later than 31.05.2000 (hereafter the Takeover Date).

         Take over shall take place in the Seller's office simultaneously with the signing of this contract and the other actions that are set forth in this section.

4.2 The Shareholders shall no later than the Takeover Date, hand over to the Buyer:

         (a) The share register which shows that The Shareholders are the title holders and owners of the number of shares that each of them is selling to the Buyer.

         (b) Lanse AS' complete set of up-to-date protocols and accounting books.

         (c) Notice of resignation from all current Board members effective as of the Take- over Date and provided that this contract is executed.

         (d) Notice given to ERFA Revisjon as the companies' accountant, effective as of the moment when the Buyer has appointed an accountant.

         (e) Signed forms necessary to change proxy given to Lanse AS' bank connection.

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4.3      Lanse AS shall hold a board meeting where

         (a) The transfer of all shares in Lanse AS to the Buyer is approved;

         (b) The notices set forth in section 4.2 (c) and (d) are presented and approved;

         (c)      Notice of shareholders' meeting is immediately sent

4.4 Before the Takeover Date, an extraordinary shareholders' meeting is to be held, where the articles of incorporation are amended to proceed with the transfer of shares.

4.5 Immediately following the Buyer's fulfillment of his obligations pursuant to section 5.1 and 5.2, an extraordinary shareholders' meeting is to be held where the Buyer elects Lanse AS' new Board members and accountant.

5.       THE BUYER'S DUTIES

5.1      Immediately following the handing over of the documents as set forth in section 4.2, the Buyer shall

         (a) transfer the total amount of NOK 2.375.000,- (two million three hundred and seventy five thousand) to the passive shareholder's bank accounts (shareholders who are not employed by Lanse AS), in accordance with the number of shares that each possesses, as stipulated in ANNEX 2 to this agreement.

         (b) Transfer the total amount of NOK 2.760.000,- (two million seven hundred and sixty thousand) to the active shareholder's bank accounts (shareholders who are employed by Lanse AS) in accordance with the number of shares each possesses, as stipulated in ANNEX 3 to this agreement.

5.2 In addition to receiving the cash payment as set forth in section 5.1, the Shareholders shall receive shares in Advanced Electronic Support Products Inc (hereafter AESP), which owns each and all of the shares in the Buyer. The shares are as of the Takeover Date, unregistered. The Buyer shall in cooperation with AESP procure that the shares are registered. The Sellers are familiar with the fact that such registration can take up to 3-6 months to complete and that the Buyers in cooperation with AESP will start registration together with other registrations. Notwithstanding the preceding, the registration process is not expected to last longer than necessary. The process shall start no later than 1. July 2000, by the registration documents being sent to the proper authority. A confirmation shall be sent to the Buyer as soon as possible, stating that the authorized but unissued shares are registered in the Shareholders' names.

         After registration, the shares are to be listed on the Nasdaq stock exchange in New York as common shares of AESP. The shares can be traded with the ensuing limitations of this contract.

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         The passive shareholders shall receive shares for the total amount of
         NOK 2.375.000,- (two million three hundred and seventy five thousand).

         The active shareholders shall receive shares for the total amount of NOK 2.760.000,- (two million seven hundred and sixty thousand).

         The active and passive Shareholders are familiar with the fact that they must refrain from exercising any rights in connection with the shares before they have been duly and formally registered.

5.3 The exact number of AESP shares which are to be transferred to the Shareholders will depend on the price of the ordinary common shares, calculated as the average market price in the US for the last 20 days leading up to the Takeover Date. The exchange rate between USD and NOK shall be based on the rate when takeover takes place. The above described payments shall be final, provided that the Shareholders' warranties (stipulated under section 7) are satisfactory on the Takeover Date.

         The Buyer is not obligated to go through with the purchase of the shares unless the sale is in accordance with the conditions set forth in this contract.

6.       INSPECTION OF FINANCIAL STATEMENTS AND ASSETS

The Buyer and his accountant have together with Lanse AS' accountant reviewed the companies financial information, profit and loss results and balance sheets as of 31 .12. 1999, (ANNEX 4 to this agreement). The Buyer has been informed of the accounting principles, method of evaluation for each balance item, the size of balance depreciation and year-end appropriations.

Lanse AS' income statements per 31.5 2000 shall be finished and reviewed based on the same principles. The Buyer and Lanse AS shall cooperate to complete the accounts which shall be finished no later than 20.06.2000.

7.       THE SHAREHOLDERS' WARRANTIES

7.1      Assets, furniture and fixtures

7.1.1 The Shareholders warrant that all assets are purchased without retention of title and that there are no other encumbrances.

7.1.2 The Shareholders warrant that the sale of Lanse AS' shares will not affect the companies' rights relating to or deriving from the above mentioned assets, nor will it lead to any other third part obtaining any such rights.

7.2      Insurance

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7.2.1    The Shareholders undertake to keep all insurance in force and to pay insurance premium until the Takeover Date. The Shareholders have not undertaken any action, and will refrain from undertaking any such action in the future, which intentionally might render the insurance invalid or which might cause the premium to increase.

7.2.2 The Shareholders are not aware of any outstanding insurance claims or any circumstances which might lead to such claims being filed.

7.3      Accounts receivable

         Accounts receivable are not expected to result in any loss due to any circumstances that have arisen before the Takeover Date. Prospective losses of this type will result in a reduction of the purchase price.

7.4      Intellectual property rights

7.4.1 Lanse AS is the titleholder of all licenses for all intellectual properties which are being used by Lanse AS.

7.4.2 The Shareholders have not transferred or allowed other persons or companies to use the companies intellectual property beyond those rights which are not transferable or exclusive and which are a part of Lanse AS' ordinary business management.

7.4.3 The Shareholders have not disclosed, or allowed disclosure of, the companies' professional know-how, trade secrets, confidential information, list over clients, vendors and prices, apart from the information which is disclosed as part of Lanse AS' ordinary business management.

7.5      The Shareholders breach of contract

7.5.1 The Shareholders have not committed breach of any contract or other commitment which the company is party to, notwithstanding a default under the contract with Ulleval Sykehus as mentioned in letter to Alcatel Distribusjon AS Region 0st, dated 18.10.1999.

7.5.2 The Shareholders are not familiar with any current claims against the company for any outstanding obligation or for other breach of contract. The Shareholders are not familiar with any existing grounds which may result in the premature termination of any of the companies substantial rights, entitlements or other business advantages, or which may worsen the underlying conditions or terms for these rights.

7.6      Governing law

7.6.1 Neither the Shareholders nor any of the companies' employees have, to the Shareholders' knowledge, violated any Norwegian or foreign laws or committed any offences in connection with business conduct. The Sellers have not received complaints of or otherwise been charged with such offences.

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7.6.2    If it is discovered during inspection of accounts, that a violation of
         Norwegian or foreign law has been committed before the Takeover Date, then it shall be the Shareholders' responsibility to resolve the problems.

7.6.3 The Shareholders warrant that until the Takeover Date, the company will conduct business consistent with good business practice and in accordance with the same business principles which the company has been using.

7.7      Disputes

7.7.1 To The Shareholders' knowledge, the company is not currently involved in any law suit in any civic court or court of arbitration. There are no indications that such lawsuit will be filed by or against the company, except the circumstances accounted for under section 7.5.1. There are no prior unsettled verdicts convicting Lanse AS.

7.7.2 At the time of the Takeover Date, there are no disputes between the company and the tax authorities or any other public body in Norway or abroad, over the companies conduct. There are as of the Takeover Date no circumstances which may give rise to any such lawsuit.

7.7.3 Lanse AS is at the Takeover Date, not familiar with any existing claim or warning of such claim against the company, by or on behalf of any employee or other third party based on accidents or damages (including death) which are not covered by the companies insurance.

8.       EMPLOYMENT OF SHAREHOLDERS

         This contract is based on the condition that those Shareholders who at the time of takeover are employed by Lanse AS (" Active Shareholders ") maintain their current conditions of employment in Lanse AS in Oslo, for a minimum period of 2 years, as from the Takeover Date.

         Should any of the Active Shareholders choose to resign during this two year period, or otherwise be discharged due to breach of the employment contract, a proportional adjustment of the agreed purchase price which is stipulated in section 5 shall be made, where the resigning employee is to pay back an amount which is calculated based on one of the following formulas:

         (a) If the employee resigns or is discharged within 12 months of the Takeover Date:

                  (number of Lanse shares x NOK 6.667) - (number of Lanse shares x NOK 6.667) x the number of months he has worked since the Takeover Date : 24

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         (b)      If the employee resigns or is discharged in the period between
                  12 moths and 24 months from the Takeover Date:

                  (number of Lanse shares x NOK 2.135) - (Number of Lanse shares sold x NOK 2.135) x number of months which the employee has worked from the Takeover Date: 24

9.       BREACH OF WARRANTIES

9.1      Cost

         Should the Shareholders default the warranties set forth in this contract, then they will be obligated to cover reasonable and necessary costs to indemnify the Buyer so that the Buyer will be placed in the same economic condition as though such breach had not occurred. This clause does not prevent or exclude the Buyer from filing any statutory claim.

         The Shareholders can only be held accountable for the amount which exceeds NOK 750.000.-

9.2      Counterclaim from the Shareholders

         Should Lanse AS on 31.12.1999 have assets which were not accounted for in the balance of the same date, or should the debt be estimated to be too high, then the Shareholders are entitled to be credited this amount as a counterclaim to the Buyer's price abatement claim.

9.3      Time limit for Buyer's claims

         The Buyer can not advance claims based on defaulted warranties which have not been advanced within three months after the breach was discovered or should have been discovered.

         Claims for costs can not under any circumstances be advanced later than 1 year after the Takeover Date, except for claims relating to supplementary taxation issues where the time limit is deemed to be 10 years.

10.      NON-COMPETITION CLAUSE

         The Active Shareholders undertake for a period of 2 years from the Takeover Date, to desist from conducting, promoting or otherwise being engaged, directly or indirectly, in businesses which are in competition with Lanse AS. The Active Shareholders shall refrain from persuading or otherwise seeking to influence clients or employees to terminate their contracts with Lanse AS.

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11.      CONFIDENTIALITY

         The Shareholders and the Buyer undertake not to disclose confidential information concerning this agreement to other third parties.

         The Buyer shall in cooperation with the Shareholders prepare a statement to the press.

12.      AMENDMENTS

         Amendments to this agreement shall be made in writing and must be signed by the parties.

13.      DISPUTES

13.1 Disputes arising from this contract shall be settled according to governing Norwegian law.

13.2 Disputes arising from this contract, which can not be settled amicably through negotiations, shall be settled by arbitration under the Rules of Arbitration pursuant to The Civil Procedure Code chapter 32,and where Oslo is deemed to be the proper legal venue.

                                       ***


This contract is signed by each of the parties or their duly authorized representatives, and is executed in duplicate, one original copy for each party.


                                             Oslo, 31. May 2000

Buyer:



/s/
--------------------------
On behalf of Jotec AESP AS

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Seller:


/S/ TOR FJERINGBY                               /S/ BJORN ISAKSEN
-----------------------------                   -----------------------------
Tor Fjeringby                                   Bjorn Isaksen

/S/ TERJE JORGENSEN                             /S/ JACK JACOBSEN
-----------------------------                   -----------------------------
Terje Jorgensen                                 Jack Jacobsen

/S/ BJORN MOLLEROD                              /S/ KNUT LOKEN
-----------------------------                   -----------------------------
Bjorn Mollerod                                  Knut Loken

/S/ ESPEN JORGENSEN                             /S/ THORBJORN VESTBY
-----------------------------                   -----------------------------
Espen Jorgensen                                 Thorbjorn Vestby